UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Peerless Systems Corporation

(Name of Subject Company)

Peerless Systems Corporation

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

705536100

(CUSIP Number of Class of Securities)

Timothy E. Brog

Chairman and Chief Executive Officer

Peerless Systems Corporation

1055 Washington Boulevard, 8th Floor

Stamford, CT 06901

(203) 350-0040

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Matthew J. Guanci, Jr.

Eric M. Kogan

Robinson & Cole LLP

280 Trumbull Street

Hartford, CT 06103

(860) 275-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”), relating to the tender offer by Mobius Acquisition Merger Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Mobius Acquisition, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of the Company’s common stock, par value $0.001 per share, at a purchase price of $7.00 per share, net to the seller in cash without any interest and subject to any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 13, 2015, a copy of which is attached as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by Parent and Acquisition Sub with the Securities and Exchange Commission on January 13, 2015 (as amended and supplemented from time to time, the “Schedule TO”), and in the related Letter of Transmittal, a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new section immediately prior to the section beginning with the heading “Forward-Looking Statements”, as set forth below:

“Expiration of the Offer

The Offer and withdrawal rights expired immediately after 11:59 p.m., New York City time, at the end of the day on February 11, 2015. Continental Stock Transfer & Trust, in its capacity as depositary and paying agent for the Offer (the “Depositary”), has advised Parent and Merger Sub that, as of 12:00 midnight, New York City time, immediately following the expiration of the Offer, 1,839,051 shares of Company Common Stock (not including 1,089 shares of Company Common Stock tendered by notice of guaranteed delivery for which certificates have not yet been delivered) were validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 59.86% of the outstanding shares of Company Common Stock on a fully diluted basis. In addition, notices of guaranteed delivery had then been delivered for 1,089 shares of Company Common Stock, representing approximately 0.03% of the outstanding shares of Company Common Stock on a fully diluted basis. The number of shares of Company Common Stock validly tendered (excluding all shares of Company Common Stock tendered by notice of guaranteed delivery for which certificates were not yet delivered) and not properly withdrawn pursuant to the Offer satisfies the Minimum Tender Condition.

All conditions to the Offer having been satisfied and, on February 12, 2015, Acquisition Sub accepted for payment all shares of Company Common Stock validly tendered and not properly withdrawn prior to the Expiration Time (as defined in the Offer to Purchase), and payment of the Offer Price for such shares of Company Common Stock will be made promptly by the Depositary.

Following expiration of the Offer and acceptance for payment of the shares of Company Common Stock, Parent completed its acquisition of Peerless by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Peerless in accordance with Section 251(h) of the DGCL. At the Effective Time, Acquisition Sub was merged with and into Peerless, with Peerless continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and each share of Company Common Stock that was issued and outstanding immediately prior to the Effective Time (other than shares held Peerless as treasury stock, held by a subsidiary of the Company or held by Parent or Acquisition Sub, which were canceled without consideration) was cancelled and converted into the right to receive an amount in cash equal to the Offer Price, net to the seller in cash, without interest and less any required withholding taxes. The shares of Company Common Stock will no longer be listed on the NASDAQ Capital Market.

On February 12, 2015, LCV Capital issued a press release relating to the expiration and results of the Offer and the consummation of the Merger. The press release is attached as Exhibit (a)(5)(E) hereto.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibit thereto:

Exhibit No.	Description
(a)(5)(E)	Press Release of LCV Capital, dated February 12, 2015 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO/A of Parent and Acquisition Sub filed with the SEC on February 12, 2015).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PEERLESS SYSTEMS CORPORATION

By:	/s/ Timothy E. Brog
Name: Timothy E. Brog
Title: Chairman and Chief Executive Officer

Dated: February 12, 2015

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